February 20, 2025

Erez Aminov
Chief Executive Officer
Telomir Pharmaceuticals, Inc.
100 SE 2nd St, Suite 2000, #1009
Miami, Florida 33131

       Re: Telomir Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed February 14, 2025
           File No. 333-284990
Dear Erez Aminov:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Max Lindenfeld, Esq.